Filed Pursuant to Rule 433

Registration No. 333-207463

August 12, 2016

MURPHY OIL CORPORATION

Pricing Term Sheet

$550,000,000 6.875% Notes due 2024

This Pricing Term Sheet dated August 12, 2016 to the Preliminary Prospectus Supplement (the “Preliminary Prospectus Supplement”) dated August 10, 2016 of Murphy Oil Corporation is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Issuer:	Murphy Oil Corporation

Ratings: (Moody’s / S&P / Fitch)*:	B1 / BBB- / BB+

Ratings Outlooks: (Moody’s / S&P / Fitch)*:	Stable / Stable / Negative

Security Type:	Senior Unsecured Notes

Pricing Date:	August 12, 2016

Settlement Date:	August 17, 2016 (T+3)

Maturity Date:	August 15, 2024

Interest Payment Dates:	February 15 and August 15, beginning February 15, 2017

Record Dates:	February 1 and August 1

Principal Amount:	$550,000,000 (represents increase of $50,000,000 from the amount in the Preliminary Prospectus Supplement; additional proceeds will be used as described in the “Use of Proceeds” section of the Preliminary Prospectus Supplement)

Benchmark:	UST 2.375% due August 15, 2024

Spread to Benchmark:	+ 548 bps

Yield to Maturity:	6.875%

Coupon:	6.875%

Public Offering Price:	100.000%, plus accrued interest from August 17, 2016

Optional Redemption:

Make-whole redemption at Treasury Rate + 50 basis points prior to August 15, 2019

On or after August 15, 2019, at the redemption prices set forth below (expressed in percentages of principal amount on the redemption date), plus accrued and unpaid interest on the principal amount of the notes being redeemed to, but not including, the redemption date during the twelve-month period beginning on August 15 of the years indicated below:

	Period	Redemption Price

	2019	105.156%
	2020	103.438%
	2021	101.719%
	2022 and thereafter	100.000%

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP / ISIN:	626717 AH5 / US626717AH56

Joint Physical Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Joint Book-Running Managers:	BNP Paribas Securities Corp. DNB Markets, Inc. Scotia Capital (USA) Inc. MUFG Securities Americas Inc. Wells Fargo Securities, LLC Goldman, Sachs & Co.

Co-Managers:	Regions Securities LLC Capital One Securities, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533.